EXHIBIT 1

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to here in as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 14, 2025

Aquilo Capital Management, LLC

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

Aquilo Capital, LP

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Aquilo Capital Management, LLC, its General Partner

Marc Schneidman

By: /s/ Marc Schneidman